Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated October 26, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ David Chenghong He
	Name:	David Chenghong He
	Title:	Chief financial officer

Date: October 26, 2010

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)
Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

Acorn International Declares Dividend to Shareholders

$0.23 per Ordinary Share and $0.69 per ADS

SHANGHAI, China, October 26, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services through its extensive distribution network, today announced that its Board of Directors has approved and declared a cash dividend of $0.23 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on November 15, 2010.

Holders of American Depositary Shares (“ADS”), each representing three ordinary shares of Acorn, are accordingly entitled to the cash dividend of $0.69 per ADS. Citibank, depositary for Acorn’s ADR program, expects to pay out dividends less the $0.02 per ADS fee on or about December 15, 2010.

“Acorn completed the June 30, 2010 quarter with $115.3 million of cash and cash equivalents on its balance sheet. In light of our strong cash balance and relevant factors, we have decided to return a total of approximately $20 million in special dividends to our shareholders,” said Mr. Don Yang, Chief Executive Officer of Acorn. “The $20 million in dividends continues to reflect our ongoing commitment to maintaining a healthy cash balance for future expansion while returning value to shareholders.”

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third-party bank channels, outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, Acorn’s projected cash balance and its growth prospects across its product lines. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, in addition to those results discussed in the Company’s periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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